Exhibit 99.1

PINTEC ANNOUNCES FIRST NINE MONTHS 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, Dec. 12, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the nine months ended September 30, 2019.

Financial Highlights For The Nine Months Ended September 30, 2019

•                  Total revenues decreased by 7.3% to RMB776.3 million (US$108.6 million) in the first nine months of 2019 from RMB837.4 million in the same period of 2018.

•                  Gross profit increased by 26.3% to RMB473.7 million (US$66.3 million) in the first nine months of 2019 from RMB374.9 million in the same period of 2018. Gross margin increased to 61.0% from 44.8% in the same period of 2018.

•                  Operating profit increased by 52.1% to RMB131.1 million (US$18.3 million) in the first nine months of 2019 from RMB86.2 million in the same period of 2018.

•                  Net income increased by 631% to RMB115.2 million (US$16.1million) in the first nine months of 2019 from RMB15.8 million in the same period of 2018.

•                  Adjusted net income1 increased by 225% to RMB148.1 million (US$20.7 million) in the first nine months of 2019 from RMB45.6 million in the same period of 2018.

Operating Highlights For The Nine Months Ended September 30, 2019

•                  Total loans facilitated decreased by 18.0% to RMB9.5 billion (US$1.3 billion) in the first nine months of 2019 from RMB11.6 billion in the same period of 2018.

•                  Loan outstanding balance decreased by 29.6% to RMB4.5 billion (US$0.6 billion) as of September 30, 2019 from RMB6.4 billion as of September 30, 2018.

•                  The following table provides delinquency rates for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
September 30, 2019	1.44%	2.29%	2.22%

1  Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Mr. Jun Dong, acting Chief Executive Officer of PINTEC, commented, “We continued to develop our business during the first nine months of 2019 in order to overcome both macro and regulatory headwinds. Notably, as we further diversified our funding sources through additional partnerships, we also leveraged our state-of-the-art technology and leading service capabilities to expand our collaborations with existing partners. At the same time, we also focused on further refining our product offerings to bolster our leadership in both the mobile device and online travel markets. Our successful cooperation with leaders in these verticals not only demonstrates our ability to serve a broader demographic of users but also showcases the expansion of our POS installment loan services. Going forward, we are confident that our ongoing diversification of our funding sources, refinement of our product mix, and improvement in our operations will enable us to consistently expand our business while creating shareholder value despite a challenging macro environment.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “The recent market and regulatory uncertainties have impacted our loan origination volume which resulted in the decline of our total revenues during the first nine months of 2019. Nonetheless, we further optimized our cost structures through the successful implementation of multiple cost control measures. As a result of our improved operating efficiency, we continued to expand our profitability in the first nine months of 2019. In addition to these improvements, we also differentiated our service models, optimized our product offerings, and strengthened our capital structure during the period. Going forward, we will continue to enhance our technical services and risk management capabilities to bolster our profitability. We are confident that these efforts will enable us to enter into a new growth cycle.”

Nine Months 2019 Financial Results

Total Revenues

Total revenues decreased by 7.3% to RMB776.3million (US$108.6 million) in the first nine months of 2019 from RMB837.4 million in the same period of 2018.

•                  Revenues from technical service fees increased by 9.8% to RMB643.3 million (US$90.0 million) in the first nine months of 2019 from RMB586.0 million in the same period of 2018, primarily as a result of guarantee provided under the new business arrangement between the Company and the JIMU Group in current period.

•                  Revenues from installment service fees decreased by 52.7% to RMB114.2 million (US$16.0 million) in the first nine months of 2019 from RMB241.3 million in the same period of 2018. The decline was due to the reduction in the Company’s on-book installment loans volume, which is in line with the Company’s strategy of improving portfolio structure.

•                  Revenues from wealth management service fees increased by 86.9% to RMB18.9 million (US$2.6 million) in the first nine months of 2019 from RMB10.1 million in the same period of 2018. The increase was primarily attributable to the modest development of the Company’s insurance solution offerings.

Cost of Revenues

Cost of revenues decreased by 34.6% to RMB302.6 million (US$42.3 million) in the first nine months of 2019 from RMB462.5 million in the same period of 2018. As a percentage of total revenues, cost of revenues decreased to 39.0% in the first nine months of 2019 from 55.2% in the same period of 2018. The reduction was due to the lower volume of the Company’s on-book loan business, which decreased funding costs and provision for credit losses. At the same time, the Company’s expanding business partnerships and increasing market recognition enabled it to further reduce customer acquisition costs. As a result, customer acquisition costs related to origination and servicing costs decreased by 19.1% year over year to RMB121.7 million (US$17.0 million) in the first nine months of 2019.

Gross Profit

Gross profit increased by 26.3% to RMB473.7 million (US$66.3 million) in the first nine months of 2019 from RMB374.9 million in the same period of 2018. Gross margin expanded to 61.0% in the first nine months of 2019 from 44.8% in the same period of 2018. The improvement in gross margin was primarily driven by the lower volume of the Company’s on-book loan business, which led to lower funding costs and lower provision for credit losses in the first nine months of 2019.

Operating Expenses

Total operating expenses increased by 18.6% to RMB342.5 million (US$47.9 million) in the first nine months of 2019 from RMB288.7 million in the same period of 2018.

•                  Sales and marketing expenses decreased by 14.2% to RMB59.8 million (US$8.4 million) in the first nine months of 2019 from RMB69.7 million in the same period of 2018. The reduction was the result of the Company’s ongoing efforts to refine its product matrix and wind down its off-line personal installment loan business, the latter of which has been ongoing since the end of 2018. As part of this effort, the Company dissolved its offline direct marketing divisions during the first nine months of 2019 to both improve its marketing efficiency and significantly reduce its offline marketing and promotion expenses.

•                  Research and development expenses increased by 2.9% to RMB61.2 million (US$8.6 million) in the first nine months of 2019 from RMB59.5 million in the same period of 2018.

•                  General and administrative expenses increased by 38.8% to RMB221.6 million (US$31.0 million) in the first nine months of 2019 from RMB159.6 million in the same period of 2018. The increase was primarily due to higher bad debt provision and depreciation and amortization of intangible assets, as well as professional service fees associated with being a public company.

Operating Profit/Loss

Operating profit increased by 52.1% to RMB131.1 (US$18.3 million) in the first nine months of 2019 from RMB86.2 million in the same period of 2018.

Net Income

Net income increased by 631% to RMB115.2 million (US$16.1 million) in the first nine months of 2019 from RMB15.8 million in the same period of 2018, primarily driven by: 1) improved cost structures and marketing efficiency; 2) accumulated interest income of RMB36.2 million (US$5.1 million) from a loan to the JIMU Group; and 3) deferred income tax benefits of RMB55.7 million (US$7.8 million) recognized in 2019 but not previously available in 2018.

Adjusted net income increased by 225% to RMB148.1 million (US$20.7 million) in the first nine months of 2019 from RMB45.6 million in the same period of 2018.

Net income attributable to ordinary shareholders was RMB115.2 million (US$16.1 million) in the first nine months of 2019 compared to a loss of RMB51.6 million in the same period of 2018.

Net Income per Share

Basic and diluted net income per share were RMB0.42 (US$0.06) and RMB0.38 (US$0.05), respectively, in the first nine months of 2019. Basic and diluted net income per American Depositary Share (“ADS”) were RMB2.91 (US$0.41) and RMB2.67 (US$0.37), respectively, in the first nine months of 2019. Each ADS represents seven of the Company’s Class A ordinary share.

Adjusted basic and diluted net income per share were RMB0.53 (US$0.07) and RMB0.49 (US$0.07), respectively, in the first nine months of 2019. Adjusted basic and diluted net income per American Depositary Share (“ADS”) were RMB3.74 (US$0.52) and RMB3.43 (US$0.48), respectively, in the first nine months of 2019.

Balance Sheet

The Company had combined cash and cash equivalents and restricted cash of RMB608.2 million (US$85.1 million) as of September 30, 2019, compared to RMB710.0 million as of December 31, 2018.

The Company’s total net financing receivables, including short-term and long-term, declined by 66.1% to RMB261.9million (US$36.6 million) as of September 30, 2019, from RMB772.1 million as of December 31, 2018, mainly due to the lower volume of the Company’s on-book loan business.

Share Repurchase Program

The board of directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value up to US$10 million during the next twelve-month period. The proposed share repurchase may be executed on the open market at prevailing market prices, depending on a number of factors, including but not limited to share price, trading volume, and general market conditions, as well as the Company’s working capital requirements, general business conditions and other factors, subject to the applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. PINTEC plans to fund the repurchases out of its existing cash balance or future cash provided by operating activities.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Conference Call Information

PINTEC’s management will hold a conference call on Thursday, December 12, 2019, at 7:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
Mainland China:	400-620-8038
Hong Kong, China Toll Free:	800-906-601
Conference ID:	3540757

The replay will be accessible through December 20, 2019 by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	3540757

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Extended Transition Period

Management has elected to use the extended transition period for complying with any new or revised financial accounting standards and will adopt ASC 606 for the annual period beginning on January 1, 2019, and for interim periods one year later than annual adoption using the modified retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company also considers there will have a material impact to the beginning balance of retained earnings. The Company was applying ASC 605 for the purpose of revenue recognition and disclosure for the interim financial statements for the nine months ended September 30, 2019 present hereof.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	September 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	457,442	110,195	15,417
Restricted time deposits	252,599	451,792	63,208
Short-term financing receivables, net	753,169	214,009	29,941
Short-term guarantee assets, net	20,610	213,624	29,887
Accounts receivable, net	47,652	119,141	16,668
Prepayments and other current assets	208,398	211,615	29,607
Amounts due from related parties	475,426	690,918	96,663
Total current assets	2,215,296	2,011,294	281,391
Non-current assets:
Restricted cash-non current	—	46,187	6,462
Fair value through other comprehensive income	—	1,000	140
Long-term financing receivables, net	18,882	47,935	6,706
Long-term guarantee assets, net	—	26,489	3,706
Long-term investments	58,038	109,880	15,373
Deferred tax assets	36,901	70,434	9,854
Property, equipment and software, net	7,806	10,558	1,477
Intangible assets, net	5,423	52,400	7,331
Goodwill	25,680	39,525	5,530
Total non-current assets	152,730	404,408	56,579
TOTAL ASSETS	2,368,026	2,415,702	337,970

LIABILITIES
Current liabilities:
Short-term funding debts	679,957	114,164	15,972
Accrued interest payable	15,021	3,463	484
Accounts payable	38,850	60,482	8,462
Amounts due to related parties	96,596	19,511	2,730
Tax payable	57,081	70,223	9,825
Short-term borrowings	220,000	380,000	53,164
Debt instrument	—	75,428	10,553
Guarantee liabilities	15,537	240,716	33,677
Accrued expenses and other liabilities	157,462	116,841	16,347
Total current liabilities	1,280,504	1,080,828	151,214
Non-current liabilities:
Long-term borrowings	—	39,000	5,456
Long-term funding debts	21,498	21,500	3,008
Deferred tax liabilities	—	4,185	586
Other non-current liabilities	8,748	8,086	1,131
Long-term payable	—	7,495	1,049
Total non-current liabilities	30,246	80,266	11,230
TOTAL LIABILITIES	1,310,750	1,161,094	162,444

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	185	205	29
Class B Ordinary Shares	43	43	6
Additional paid-in capital	1,896,993	1,957,821	273,909
Statutory reserves	1,739	1,739	243
Accumulated other comprehensive income	31,014	52,272	7,313
Accumulated deficit	(872,698)	(757,472)	(105,974)
TOTAL SHAREHOLDERS’ EQUITY	1,057,276	1,254,608	175,526
TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY	2,368,026	2,415,702	337,970

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive income

	For the Nine Months Ended
	September 30,	September 30,	September 30,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
Revenues:
Technical service fees	586,037	643,251	89,994
Installment service fees	241,263	114,169	15,973
Wealth management service fees	10,092	18,858	2,638
Total revenues	837,392	776,278	108,605
Cost of revenues:
Funding cost	(125,493)	(36,032)	(5,041)
Provision for credit losses	(83,186)	(28,906)	(4,044)
Origination and servicing cost	(253,774)	(237,660)	(33,250)
Cost of revenues	(462,453)	(302,598)	(42,335)
Gross profit	374,939	473,680	66,270
Operating expenses:
Sales and marketing expenses	(69,669)	(59,775)	(8,363)
General and administrative expenses	(159,591)	(221,588)	(31,001)
Research and development expenses	(59,466)	(61,175)	(8,559)
Total operating expenses	(288,726)	(342,538)	(47,923)
Operating profit	86,213	131,142	18,347

Change in fair value of convertible loans	(9,553)	—	—
Share of loss from equity method investments	(2,049)	(6,736)	(942)
Other income/(loss), net	3,890	(5,112)	(715)
Interest income from related parties	—	36,230	5,069
Gain/(loss) on guarantee liabilities	(2,839)	(44,382)	(6,209)
Income before income tax expense	75,662	111,142	15,550
Income tax expense	(59,902)	4,084	571
Net income	15,760	115,226	16,121
Pre-IPO Preferred shares redemption value accretion	(67,377)	—	—
Net income attributable to ordinary share holders	(51,617)	115,226	16,121
Net income	15,760	115,226	16,121
Other comprehensive income:
Foreign currency translation adjustments net of nil tax	35,142	21,258	2,974
Total other comprehensive income	35,142	21,258	2,974
Total comprehensive income	50,902	136,484	19,095
Pre-IPO Preferred shares redemption value accretion	(67,377)	—	—
Comprehensive (loss)/income attributable to ordinary shareholders	(16,475)	136,484	19,095

Net (loss)/income per ordinary share
Basic	(0.76)	0.42	0.06
Diluted	(0.76)	0.38	0.05

Weighted average ordinary shares outstanding
Basic	67,498,718	277,121,596	277,121,596
Diluted	67,498,718	302,512,863	302,512,863

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the nine Months Ended
	September 30,	September 30,	September 30,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
Net income	15,760	115,226	16,121
Add: Share-based compensation expenses	29,801	32,841	4,595
Adjusted net income	45,561	148,067	20,716

Net (loss)/income attributable to ordinary shareholders	(51,617)	115,226	16,121
Add: Share-based compensation expenses	29,801	32,841	4,595
Adjusted net (loss)/income per ordinary share	(21,816)	148,067	20,716
Basic	(0.32)	0.53	0.07
Diluted	(0.32)	0.49	0.07
Weighted average number of ordinary shares outstanding

Basic	67,498,718	277,121,596	277,121,596
Diluted	67,498,718	302,512,863	302,512,863